QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements as at July 31, 2008 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”). All dollar amount s herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of September 4, 2008.

1.2	Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Inc. (“HDI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the company’s shares trade on the over the counter bulletin board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2008	2007	2006
Current assets	$612,510	$712,910	$1,114,030
Mineral property interests	1	1	1
Total assets	612,511	712,911	1,114,031

Current liabilities	20,519	14,408	16,664
Shareholders’ equity	591,992	698,503	1,097,367
Total liabilities and shareholders’ equity	$612,511	$712,911	$1,114,031

Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2008	2007	2006
Legal, accounting and audit	$34,779	$21,689	$40,290
Mineral property investigations	–	325,856	–
Office and administration	93,070	89,607	82,247
Regulatory, trust and filing	33,001	23,326	22,228
Subtotal	160,850	460,478	144,765
Foreign exchange gain	(29,874)	(25,873)	(53,106)
Interest income	(24,465)	(35,741)	(26,201)
Loss for the year	$106,511	$398,864	$65,458

Basic and diluted loss per share	$0.01	$0.03	$0.01

Weighted average number of common shares
outstanding	13,399,426	13,399,426	12,322,741

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31
	2008	2008	2008	2007	2007	2007	2007	2006

Current assets	$612,510	$650,216	$684,201	$775,797	$712,910	$705,130	$706,089	$1,116,620
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	612,511	650,217	684,202	775,798	712,911	705,131	706,090	1,116,621

Current liabilities	20,519	10,515	16,801	16,878	14,408	14,234	6,392	16,617
Shareholders’ equity	591,992	639,702	667,401	758,920	698,503	690,897	699,698	1,100,004
Total liabilities and
shareholders’ equity	612,511	650,217	684,202	775,798	712,911	705,131	706,090	1,116,621

Working capital	591,991	639,701	667,400	758,919	698,502	690,896	699,697	1,100,003

Expenses
Conference and travel	–	–	–	–	–	777	–	–
Foreign exchange loss (gain)	8,870	2,834	37,250	(78,828)	(25,089)	(36,548)	43,790	(8,026)
Interest income	(3,964)	(3,909)	(7,609)	(8,983)	(7,259)	(6,688)	(10,312)	(11,482)
Legal, accounting and audit	20,120	3,905	10,264	490	–	18,044	3,189	456
Mineral property
investigations	–	–	–	–	–	–	325,856	–
Office and administration	18,083	18,667	32,474	23,846	20,810	24,286	30,104	13,630
Regulatory, trust and filing	4,601	6,202	19,140	3,058	3,932	8,930	7,679	2,785
Loss (income) for the period	$47,710	$27,699	$91,519	$(60,417)	$(7,606)	$8,801	$400,306	$(2,637)

Basic and diluted loss per
share	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00	$0.03	$0.00

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the year ended July 31, 2008 was $106,511. This compares with a loss of $398,864 for the year ended July 31, 2007. The Company conducted no material exploration or property investigation activity during the current year. The decreased loss was due to significant mineral property investigation costs incurred during the previous year (2008 – $nil; 2007 – $325,856). Such costs were mainly incurred in Asia, where the Company focused its efforts in 2007 at finding a suitable mineral exploration property.

The Company recorded a foreign exchange gain of $29,874, compared with a gain of $25,873 in the prior year. The Company recorded foreign exchange gains on its Canadian dollar cash holdings, due to a rise of approximately $0.12 (twelve month rate 2007 – 1.1260 minus 2008 – 1.0070) in the Canadian dollar during the twelve months ended July 31, 2008.

Interest income for the year ended July 31, 2008 was $24,465, compared with $35,741 in 2007, due mainly to slightly lower average cash balances and lower interest rates.

1.6	Liquidity

At July 31, 2008, the Company had working capital of approximately $591,991 (2007 – $698,502) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months. The decrease in working capital since July 31, 2007 is mainly due to the use of funds in searching for a suitable exploration project.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company had no commitments for capital expenditures as at July 31, 2008.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. For the year ended July 31, 2008, the Company paid HDI $95,754 (2007 – $417,768) for such services.

Exploration advances to and from HDI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10	Fourth Quarter

The net loss for the quarter ended July 31, 2008 was $47,710 compared to a net income of $7,606 in the comparable quarter in fiscal 2007. The loss quarterly results were due to higher fourth quarter expenditures year on year, combined with a foreign exchange loss of approximately $8,870 in the current quarter, versus a foreign exchange gain of $25,000 in the fourth quarter of 2007.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in Note 4 of the accompanying audited financial statements.

1.14	Financial Instruments and Other Instruments

None.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

     The required disclosure is presented in the notes 3 k(i) to the consolidated financial statements.

(b) expensed research and development costs;

     Not applicable.

(c) deferred development costs;

     Not applicable.

(d) general and administration expenses;

     The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

     None.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at September 4, 2008, which is the date of this MD&A.

		Exercise
	Expiry date	price	Number
Common shares			13,399,426

1.15.3	Internal Control Over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

An evaluation of the design effectiveness of the Company’s internal controls over financial reporting was conducted as of July 31, 2008 by the Company’s management, including the Chief Executive Officer. Based on this evaluation, management has concluded that the design of the Company’s internal controls over financial reporting was effective.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

There were no adverse changes in the Company’s internal controls over financial reporting during the year ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of July 31, 2008 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on that evaluation, the Chief Executive Officer concluded that the Company’s disclosure controls and procedures were effective. Since the July 31, 2008 evaluation, there have been no adverse changes to the Company’s controls and procedures and they continue to remain effective.